July 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Jan Woo, Legal Branch Chief

Matthew Crispino, Staff Attorney

Re:

Energy and Water Development Corp.

Amendment No. 2 to Information Statement on Form 1-A

Filed June 25, 2020

File No. 024-11168

Ladies and Gentlemen:

Set forth below are the responses of Energy and Water Development Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2020 with respect to the above-referenced Amendment No. 2 to Information Statement on Form 1-A (“Offering Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 3 to the Offering Statement (“Amendment No. 3”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to Amendment No. 2 unless otherwise specified.

Amendment No. 2 to Offering Circular

Summary

Overview of the Company, page 1

1.

Please revise disclosure throughout your offering circular to discuss your current clients and the material terms of your contract awards. In this regard, we note disclosure in Note 6 to your Consolidated Financial Statements that your commercial distributor, EAWCTV, has secured your first customer and has placed a related $550,000 order for a solar powered atmospheric water generator. Also, please provide an update on the status of your contract award from Arriyadh Development Authority of Saudia Arabia, filed as Exhibit 6.12. Finally, we reference your June 18, 2020 press release announcing your Contract Award from the Iraqi Project and Contracting

Energy And Water Development Corp - 7901 4th St. N STE 4174 St. Petersburg, FL 33702  - T. +1 305 517 7330 - Info@eawctechnologies.com

www.eawctechnologies.com

Office to supply 20 self-sufficient energy supply atmosphere water generation systems to various Iraqi projects. Please disclose the material terms of this award in your offering circular and file the Contract Award as an exhibit.

RESPONSE:

The Company acknowledges the Staff’s comment and advises that the offering circular has been updated on pages 1 and 22 to discuss our current clients and the material terms of the contract awards.  Additionally, the Iraqi Contract Award has been filed as Exhibit 6.16.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (305) 517-7330 or, in my absence, Amy Maliza of di Santo Law PLLC at (305) 587-2699.

Very truly yours,

ENERGY AND WATER DEVELOPMENT CORP.

By:	/s/ Ralph Hofmeier
Name:	Ralph Hofmeier
Title:	Chief Executive Officer

cc:

Amy Maliza, di Santo Law PLLC

Energy And Water Development Corp - 7901 4th St. N STE 4174 St. Petersburg, FL 33702  - T. +1 305 517 7330 - Info@eawctechnologies.com

www.eawctechnologies.com